UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/ /  Form 3 Holdings Reported

/X/  Form 4 Transactions Reported

1.   Name and Address of Reporting Person*

     Frisch    Richard
     (Last)    (First)   (Middle)

     c/o Corporate TV Group, Inc.
     747 Third Avenue
        (Street)

     New York       NY        10017
     (City)         (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Medialink Worldwide Incorporated (MDLK)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
                    12/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     / / Director                      / /  10% Owner
     /X/  Officer (give title below)    / /  Other (specify below)

     Senior Vice President and Executive Officer of Medialink MCTV Division
     -------------------------------------------------------------------------

7.   Individual or Joint/Group Reporting (Check Applicable Line)
     /X/  Form filed by One Reporting Person
     / /  Form filed by More than One Reporting Person

 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                           4.   Securities Acquired
                                                                                (A) or Disposed of (D)
                                   2.   Trans-                                  (Instr. 3, 4 and 5)
                                        action         3.   Transaction         -------------------------
                                        Date                Code                          (A) or
1.   Title of Security (Instr.3)        (Month/Day/Year)    (Instr. 8)          Amount    (D)       Price
     ---------------------------        ----------------    --------------      -------   -------   ------
          Common Stock                  07/19/99            J(1)                19,157    A


                                   5.   Amount              6.   Ownership
                                        of Secu-                 Form:
                                        rities                   Direct         7.   Nature of
                                        Beneficially             (D) or              Indirect
                                        Owned at end of          Indirect            Beneficial
                                        Issuer's Fiscal Year     (I)                 Ownership
                                        (Instr.3 and 4)          (Instr. 4)          (Instr. 4)
                                        ---------------------    ------------        -----------
                                         42,119                   I                  (2)



*If the form is filed by more than one reporting person, see instruction 4(b)(v).


                    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

                                                                                5.   Number of Deriva-
                                                                                     tive Securities     6.   Date Exercisable
                                                            4.   Transaction         Acquired (A) or          and Expiration
                              2.   Conver-   3.   Trans-         Code                Disposed of (D)          Date (Month/Day/
                                   sion of        ation          (Instr. 8)          (Instr. 3, 4, and 5)     Year)
                                   Exercise       Date           ------------        ----------------------   ----------------
                                   Price of       (Month/                                                     Date      Expir-
1.   Title of Derivative           Derivative     Day/                                                        Exer-     ation
     Security (Instr. 3)           Security       Year)          Code                (A)       (D)            cisable   Date
    ------------------------       -----------    ---------      -----               --------- ------------   -------   ------
     Employee Stock Option
     (Right to Buy)








                              7.   Title and Amount of                     9.   Number of      10.  Ownership
                                   Underlying Securities                        Derivative          of
                                   (Instr. 3 and 4)         8.   Price of       Securities          Derivative     11.  Nature of
                                   ------------------------      Derivative     Beneficially        Security:           Indirect
                                                  Amount or      Secur-         Owned at End        Direct (D)          Beneficial
                                                  Number of      ity            of Year             or Indirect         Ownership
                                   Title          Shares         (Instr. 5)     (Instr. 4)          (I) (Instr. 4)      (Instr. 4)
                                   ------         ----------     ----------     ------------        --------------      -----------
                                                                                16,000               D


Explanation of Responses:

(1) Richard Frisch received such shares pursuant to an Asset Purchase Agreement by and among Medialink Worldwide Incorporated, Corporate TV Group, Inc.
     and Richard Frisch based upon certain performance targets relating to Medialink CTV Division's business having been achieved.
(2) Richard Frisch is the sole shareholder of Jake & Zach Media Holdings Group, Inc., formerly known as Corporate TV Group, Inc., a New York corporation, and as such may be deemed to beneficially own such shares of Medialink Worldwide Incorporated.





               /s/Richard Frisch                       February 15, 2000
-----------------------------------------------   ---------------------------
     **Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.